PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts, unaudited)

	12 Weeks Ended		24 Weeks Ended	
	6/16/07	6/17/06	**6/16/07**	6/17/06
Net Revenue	$ **9,607**	$ 8,714	$ **16,957**	$ 15,433
Cost of sales	**4,342**	3,862	**7,627**	6,824
Selling, general and administrative expenses	**3,295**	3,016	**5,930**	5,485
Amortization of intangible assets	**11**	36	**22**	67
Operating Profit	**1,959**	1,800	**3,378**	3,057
Bottling equity income	**173**	161	**247**	236
Interest expense	**(54)**	(59)	**(96)**	(121)
Interest income	**39**	26	**61**	71
Income before income taxes	**2,117**	1,928	**3,590**	3,243
Provision for income taxes	**560**	553	**937**	921
Net Income	$ **1,557**	$ 1,375	$ **2,653**	$ 2,322
Net Income Per Common Share				
Basic	$ **0.96**	$ 0.83	$ **1.62**	$ 1.40
Diluted	$ **0.94**	$ 0.81	$ **1.59**	$ 1.37
Cash Dividends Declared Per Common Share	$ **0.375**	$ 0.30	$ **0.675**	$ 0.56

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, unaudited)

	24 Weeks Ended	
	6/16/07	6/17/06
Operating Activities		
Net income	**$ 2,653**	$ 2,322
Depreciation and amortization	**608**	610
Stock-based compensation expense	**123**	128
Excess tax benefits from share-based payment arrangements	**(86)**	(64)
Pension and retiree medical plan contributions	**(116)**	(60)
Pension and retiree medical plan expenses	**240**	246
Bottling equity income, net of dividends	**(207)**	(195)
Deferred income taxes and other tax charges and credits	**64**	14
Change in accounts and notes receivable	**(852)**	(753)
Change in inventories	**(526)**	(396)
Change in prepaid expenses and other current assets	**(69)**	(29)
Change in accounts payable and other current liabilities	**(28)**	-
Change in income taxes payable	**369**	(6)
Other, net	**(155)**	(37)
Net Cash Provided by Operating Activities	**2,018**	1,780
Investing Activities		
Capital spending	**(743)**	(708)
Sales of property, plant and equipment	**15**	15
Acquisitions and investments in noncontrolled affiliates	**(853)**	(434)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) stock	**192**	180
Short-term investments, by original maturity		
More than three months – purchases	**(52)**	(9)
More than three months – maturities	**35**	20
Three months or less, net	**343**	897
Net Cash Used for Investing Activities	**(1,063)**	(39)

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (continued)
(in millions, unaudited)

	24 Weeks Ended	
	6/16/07	6/17/06
Financing Activities		
Proceeds from issuances of long-term debt	$ **1,005**	$ 109
Payments of long-term debt	**(534)**	(135)
Short-term borrowings, by original maturity		
More than three months – proceeds	**9**	14
More than three months – payments	**(13)**	(229)
Three months or less, net	**270**	(1,285)
Cash dividends paid	**(989)**	(863)
Share repurchases – common	**(1,964)**	(1,469)
Share repurchases – preferred	**(4)**	(5)
Proceeds from exercises of stock options	**485**	697
Excess tax benefits from share-based payment arrangements	**86**	64
Net Cash Used for Financing Activities	**(1,649)**	(3,102)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**41**	7
Net Decrease in Cash and Cash Equivalents	**(653)**	(1,354)
Cash and Cash Equivalents – Beginning of year	**1,651**	1,716
Cash and Cash Equivalents – End of period	$ **998**	$ 362

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	(Unaudited) 6/16/07		12/30/06
Assets			
Current Assets			
Cash and cash equivalents	$ 998	$	1,651
Short-term investments	864		1,171
Accounts and notes receivable, less allowance: 6/07 - $76, 12/06 - $64	4,669		3,725
Inventories			
Raw materials	1,101		860
Work-in-process	302		140
Finished goods	1,107		926
	2,510		1,926
Prepaid expenses and other current assets	747		657
Total Current Assets	9,788		9,130
Property, Plant and Equipment	19,943		19,058
Accumulated Depreciation	(9,866)		(9,371)
	10,077		9,687
Amortizable Intangible Assets, net	671		637
Goodwill	4,789		4,594
Other Nonamortizable Intangible Assets	1,234		1,212
Nonamortizable Intangible Assets	6,023		5,806
Investments in Noncontrolled Affiliates	3,653		3,690
Other Assets	1,713		980
Total Assets	$ 31,925	$	29,930

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET (continued)
(in millions except per share amounts)

	(Unaudited) 6/16/07	12/30/06
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations	$ 364	$ 274
Accounts payable and other current liabilities	6,870	6,496
Income taxes payable	355	90
Total Current Liabilities	7,589	6,860
Long-term Debt Obligations	3,261	2,550
Other Liabilities	4,876	4,624
Deferred Income Taxes	326	528
Total Liabilities	16,052	14,562
Commitments and Contingencies		
Preferred Stock, no par value	41	41
Repurchased Preferred Stock	(124)	(120)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 6/07 and 12/06 - 1,782 shares	30	30
Capital in excess of par value	470	584
Retained earnings	26,391	24,837
Accumulated other comprehensive loss	(1,888)	(2,246)
	25,003	23,205
Less: repurchased common stock, at cost:		
6/07 – 161 shares, 12/06 – 144 shares	(9,047)	(7,758)
Total Common Shareholders' Equity	15,956	15,447
Total Liabilities and Shareholders' Equity	$ 31,925	$ 29,930

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME
(in millions, unaudited)

	12 Weeks Ended		24 Weeks Ended	
	6/16/07	6/17/06	**6/16/07**	6/17/06
Net Income	**$ 1,557**	$ 1,375	**$ 2,653**	$ 2,322
Other Comprehensive Income				
Currency translation adjustment	**339**	107	**306**	172
Reclassification of pension and retiree medical losses to net income, net of tax	**23**	-	**55**	-
Cash flow hedges, net of tax:				
Net derivative losses	**(30)**	(16)	**(27)**	(12)
Reclassification of losses/(gains) to net income	**3**	(1)	**6**	(7)
Unrealized gains/(losses) on securities, net of tax	**12**	(3)	**14**	(6)
Other	**4**	-	**4**	4
	351	87	**358**	151
Comprehensive Income	**$ 1,908**	$ 1,462	**$ 3,011**	$ 2,473

See accompanying Notes to the Condensed Consolidated Financial Statements.

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XBRL report	pep-20070616.xml	
XBRL taxonomy schema	pep-20070616.xsd	
XBRL taxonomy linkbase	pep-20070616_lab.xml	
XBRL taxonomy linkbase	pep-20070616_pre.xml	
XBRL taxonomy linkbase	pep-20070616_cal.xml	